"Exemption No. 82-1357"

Continental

Press Release

Continental Counting on Growth in Eastern Europe and Central Asia

Logistics partners invest five million euros in distribution center in Romania - Tires on the order of 30,000 tonnes to be distributed annually

Hanover/Timişoara, June 29, 2006. Continental AG is looking to growth in the East European and Central Asian tire markets. In view of this, the international automotive supplier is erecting a facility in Timişoara, Romania. Five years after the opening of the company's most modern passenger tire factory in Europe, the cornerstone for a 50,000-square-meter tire distribution center for Eastern Europe and Central Asia is being laid in Sacalaz, in Timis County, today, Thursday.

A partnership consisting of Continental AG, air cargo specialist Dietrich-Logistics, based in Germaringen, Germany, and the Honold Logistik Gruppe, with headquarters in Neu-Ulm, Germany, is investing 5 million euros in the construction of the distribution center. Sacalaz will be able to handle 14,000 tires a day. On the order of 30,000 tonnes of tires are to be shipped each year from the center to points in Romania, Bulgaria, Ukraine, Serbia, Bosnia, Croatia, Georgia, Armenia, Azerbaijan, Kazakhstan, Turkmenistan, Uzbekistan, Tajikistan and Kyrgyzstan.

"Our investment in the logistics center is the natural response to the gratifying development in the East European tire market," said Andreas Huck, CFO of Continental Automotive Products in Timişoara. "We aim to continually expedite the processing of inquiries and orders from our customers and partners. This also explains why we decided in favor of Sacalaz for the new logistics center," added Huck.

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In Dietrich and Honold, Continental AG has settled on two experienced logistics companies to oversee planning, logistics, distribution and financial operations at the tire distribution center. "As the fulcrum of international tire distribution handling, Sacalaz will interlink the countries of Eastern Europe," declared Heiner Honold, owner and managing director of Honold Logistik Gruppe. Ultramodern IT technology and the latest SAP R/3 system will integrate the center tightly into Continental's European flow of goods. It will, moreover, be directly connected to Honold's IT center in Neu-Ulm. "Sacalaz satisfies the key requirements for a logistics center. It has good rail connections and an excellent hookup to international highways. It is situated in convenient proximity to the Continental tire plant in Timişoara. What is more, the open-minded cooperation of local authorities was instrumental in the expeditious preparation of the project," notes Matthias Vogel, regional distribution manager Europe at Continental.

The cornerstone laying ceremonies are being attended by Timis County's prefect, Ovidiu Draganescu, and the mayor of Sacalaz, Ile Todasca, as well as the German consul in Timişoara, Rolf Maruhn, and other honored guests. The distribution center creates fifty new jobs.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. Consolidated sales in 2005 amounted to EUR13.8 billion and employees currently number approximately 80,600 worldwide.

Anne Pfeffer
Press Officer
Continental AG
Vahrenwalder Strasse 9
30165 Hanover
Ph.: +49 (0)511 938-1364
Fax: +49 (0)511 938-1055
Email: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

"Exemption No. 82-1357"

Continental

Press Release

Continental Establishes Contractual Trust Arrangement in Germany

Automotive supplier transfers EUR 300 million in assets to a trust arrangement and optimizes financial structure

Hanover/Germany, June 30, 2006. At the end of June 2006, Continental will transfer EUR300 million in assets to a trustee to partially fund pension obligations for employees and retirees in Germany. "In the light of the international focus of capital markets, the funding of post-employment obligations is becoming increasingly important in Germany – as has been the case traditionally in the USA and UK," said Continental CFO Dr. Alan Hippe in Hanover. "Thanks to our financial strength and active management of post-employment obligations, this step allows us not only to improve the comparability of our financial reporting but also to achieve further value for the corporation. We are thus reducing future refinancing risks and further optimizing our overall cost of capital."

The trustee is the Continental Pension Trust e.V., which is legally independent of Continental. The assets transferred may be used solely for servicing employee pension plan obligations. The pension entitlements themselves for both employees and retirees remain unchanged with the respective employer companies; however, the employees and retires now benefit from an additional protection against insolvency, in line with international standards.

In 2005 Continental paid pension benefits amounting to EUR72.1 million in Germany and is expecting payments this year totaling EUR80.6 million. Continental recognized pension provisions of EUR874.8 million in 2005. Transferring the EUR300 million to Continental Pension Trust e.V. will significantly reduce the amount of pension provisions reported in the 2006 balance sheet.

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The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation posted consolidated sales of EUR13.8 billion. It currently has a worldwide workforce of around 80,600 employees.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover/Germany
Ph.: +49 511 938-1278
Fax + 49 511 938-1055
Email: prkonzern@conti.de

Continental image and video library: www.conti-online.com